                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          US Industrial Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  90332T 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Frank J. Fradella
                          US Industrial Services, Inc.
                                11850 Jones Road
                              Houston, Texas 77070
                          Telephone no. (281) 807-5033
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 23, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90332T 10 6             13D                          PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Leonard Feldman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,100,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,100,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of US Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed by Leonard Feldman, an individual ("Feldman").

     (b) The address of Feldman is 2081 Magnolia Lane, Highland Park, Illinois 60035.

     (c) Feldman is retired.

     (d) Feldman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Feldman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Feldman is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and the amount of funds or other consideration used by Feldman in obtaining the shares of the Common Stock he purchased, as described herein, is as follows:

     Feldman was issued 1,000,000 of his shares of Common Stock by Frank J. Fradella, the President and Chief Executive Officer of the Company ("Fradella"), in consideration for services provided by Feldman to Fradella in connection with various transactions, including a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated March 23, 2001, between Fradella and Deere Park Capital, L.L.C. ("Deere Park"), pursuant to which Fradella acquired 3,337,929 shares of the Company's Common Stock from Deere Park.

     Feldman acquired the other 100,000 of his shares of Common Stock from Deere Park in consideration for consulting services provided to Deere Park in connection with the Stock Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

     Feldman acquired his 1,100,000 shares of Common Stock of the Company in lieu of consulting fees for investment purposes.

     With the exception of a potential gift of all of his shares to his spouse, Feldman has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any decision by Feldman in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of shares of Common Stock reported owned by Feldman is based upon 8,763,982 shares outstanding, which is the total number of shares of Common Stock outstanding on December 31, 2000, as reported by the Company in its Form 10-QSB for the period ended December 31, 2000, filed with the Securities and Exchange Commission on February 21, 2001. Feldman beneficially owns 1,100,000 shares of Common Stock, representing approximately 12.6% of the number of issued and outstanding shares of Common Stock as of December 31, 2000.

     (b) Feldman has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

     (c) Other than the acquisition of the shares of Common Stock from Fradella and Deere Park described in Item 3 above, Feldman has not engaged in any transactions in the Common Stock within the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Feldman has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2001



                                                     /s/Leonard Feldman
                                            -----------------------------------
                                                     Leonard Feldman